Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 21, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE: TENTH CONSECUTIVE QUARTER OF DOUBLE-DIGIT GROWTH

Pre-tax profits jump 36% for second quarter, 55% Y-T-D;

Revenues up 15% and 24% for quarter and Y-T-D, respectively

CHICAGO, July 21, 2008 — The Chicago Board Options Exchange (CBOE) today announced that its unaudited pre-tax profits rose 36 percent for the three-month period ending June 30, 2008, totaling $43.9 million versus $32.2 million for the same period a year ago.

Second-quarter 2008 revenues rose 15 percent from the same period a year ago fueled by higher trading volume. Revenues totaled $97.6 million this year compared to $84.6 million last year. CBOE’s average daily trading volume during April, May and June grew 23 percent, averaging 4.3 million contracts, compared to 3.5 million contracts during the same three months in 2007. Total trading volume during the second quarter was up 25 percent, with 275.2 million contracts traded this year against 220.4 million contracts during last year’s second quarter. Year-to-date, total revenues rose 24 percent to $201.9 million from $162.5 million for the same period in 2007.

“For the tenth quarter in a row, we’re pleased to report positive financial results. Strong growth across our product lines during the quarter pushed CBOE’s total revenues and income up by double digits. Both new and existing products were in place to meet the risk-management needs of market participants during some difficult market conditions,” said CBOE Chairman and CEO William J. Brodsky.

“In terms of product innovation for which CBOE is so well known, we are especially excited about the significant volume increase in CBOE Volatility Index (VIX) options, which grew from 7.7 million contracts traded during the first half last year to 12.5 million contracts for the same period this year,” Brodsky commented. “We’re continuing to leverage that success by applying our Volatility benchmarks in the oil area and laying the groundwork for benchmarks on other commodity products.  New products, such as options on gold ETFs, are off to a strong start as well.”

	Quarter Ended		Q-2 ‘08 v. Q-2 ‘07	Year-to-Date 2008	Year-to-Date 2007	YTD ‘08 v. YTD ‘07
(In millions)	6/30/08	6/30/07	% Change	thru June ‘08	thru June ‘07	% Change
Total Revenues	$97.6	$84.6	+15%	$201.9	$162.5	+24%
Total Expenses	$53.7	$52.4	+2%	$105.2	$100.0	+5%
Income Before Taxes	$43.9	$32.2	+36%	$96.7	$62.5	+55%
Net income	$25.4	$18.7	+36%	$56.0	$36.2	+55%

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For the quarter, expenses rose two percent to $53.7 million compared to $52.4 million for April through May 2007. The second quarter expense increase was attributable primarily to increases in outside services, royalty fees for licensed products and other expenses, offset partially by lower employee costs as compared to second quarter 2007.

By continuing to focus on maximizing profitability, maintaining its strict focus on expenses and leveraging its highly scalable operating platform, CBOE’s operating margin for the quarter increased to 45.0 percent from 38.1 percent for the same period last year. For the first six months of 2008, CBOE’s operating margin increased to 47.9 percent, up more than nine percentage points versus the comparable period in 2007.

A more detailed report is available at: IC08-117 on http://www.cboe.org/Legal/crclInfo.aspx.

During the second quarter of 2008, CBOE made the following announcements:

•                  CBOE volume during the second quarter of 2008 totaled 275.2 million contracts compared to 220.4 million for second quarter 2007, an increase of 25 percent. Average daily trading volume for the quarter was 4.3 million contracts compared to 3.5 million in second-quarter 2007, a 23-percent increase.  For the first six months of 2008, CBOE volume rose 31 percent to 557.8 million contracts versus 426.0 million during the same period a year ago. Average daily trading volume through June 2008 was 4.5 million contracts versus 3.4 million for the same period last year.

•                  In April, CBOE submitted a proposal to the Securities and Exchange Commission (SEC) to begin trading in binary options on the S&P 500 Index (SPX) and CBOE Volatility Index (VIX), and on July 1, these contracts opened for trading. CBOE announced that options on other broad-based indexes could be added in the future.

•                  On May 20, CBOE signed an agreement with 3D Markets, Inc., a block options crossing network. The exclusive agreement, when approved by the Securities and Exchange Commission, will allow CBOE to match large institutional buy and sell options orders electronically during a special matching session; the execution price subsequently will be determined at the end of the trading day, using a methodology known as “GWAP™” pricing (Gamma Weighted Average Price), similar to Value Weighted Average Price (VWAP) used extensively in the securities market. Under the agreement, the CBOE will provide the regulatory framework necessary for option benchmark trades. The GWAP (Gamma Weighted Average Price) auction and pricing methodologies will be proprietary to CBOE.

•                  On June 3, CBOE launched options trading on the SPDR Gold Trust, an exchange-traded fund (Ticker symbol: GLD).  In June, nearly 250,000 GLD options contracts changed hands at CBOE, representing 50 percent of all industry trading in the product. Thus far during July, daily trading volume for GLD options has set several volume records, the highest at 139,786 contracts on Tuesday, July 15.

•                  During June, CBOE membership prices hit two all-time highs — $3.3 million on June 18, eclipsing a record $3.2-million seat sale one day earlier.  Of the 77 CBOE memberships sold during the first half of 2008, 55 changed hands during the second quarter.

•                  On June 9, CBOE and the Korea Exchange (KRX) signed a Memorandum of Understanding (MOU), marking CBOE’s seventh MOU with an Asian exchange in three years.

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Page 3 of 3/ CBOE 2008 Second Quarter Financial Results

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

Press contacts:		Investor Relations contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated.  Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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